Filed by DraftKings Inc.

Commission File No. 001-38908

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Golden Nugget Online Gaming, Inc., (Commission File No. 001-38893)

The following communications were made by DraftKings Inc. and Golden Nugget Online Gaming, Inc. to the public on August 9, 2021.

CNBC “Power Lunch” Television Interview

Monday 08/09/2021 2:44PM

Jason Robins

We look at this deal and it checks a lot of strategic boxes. We've really built a brand that resonates very well with the sports fan. We've done a great job cross-selling that sports player onto iGaming. We haven't done as well with the iGaming first customer, which Golden Nugget’s brand really resonates with. They were an early market leader in New Jersey, and have really done a tremendous job building that brand from something - you know it's one of the oldest gaming brands in the world and it still resonates as much today as it did, you know, back 100 years ago so, great brand. Obviously, the opportunity to work with Tilman is a tremendous opportunity, his track record speaks for himself and he's going to be a great board member and a great shareholder and somebody I look forward to learning from. And the synergies are outstanding, you know, you mention $300 million in synergies which is a big chunk of the price of the deal so we're very excited about that and we feel like, listen, the Golden Nugget was trading at $25 not too long ago. We think we got a great deal, we think we got a steal, quite frankly and, you know, when you want to buy things is when they're at the lower point. And I think both of us are very happy with the deal and I think our shareholders are going to be happy with the results that they see.

Rahel Solomon

And Jason, Rahel here, thanks for being with us today. We’ve heard in Contessa’s reporting that the iGaming consumer is really valuable, help us understand what makes the iGaming consumer so valuable and worth the premium.

Jason Robins

Well the iGaming consumer, you know, plays a lot, unlike sports, there's not seasonality to it, they play year-round. You know, it's a customer that has a high degree of their discretionary payment spend focused on gaming. They love gaming. Really high LTVs, they tend to stick around for life and be customers for life, especially when you do a great job with CRM and have a great brand like Golden Nugget and DraftKings. Really valuable customer and we're very excited about the opportunity to expand into new audiences with this deal.

Tyler Mathisen

Tilman, you got a very nice price for this property, this is a property that had been succeeding. Your advertisements in New Jersey were all over the place, you were building this online gaming brand and you're preeminent in that area. I assume you do this deal because you see the two companies as stronger together than they ever could be separately - explain.

Tilman Fertitta

100%, Tyler, and I can tell you, he underpaid for this and I woke up this morning struggling, but you know what I know, this is going to be great for us and it's going to be great for the DraftKings shareholders, okay. What you're getting here - and it's really simple: I got the best management team in this space. These are the guys that understand this space. They are a tech company. This is a tech business. This is unlike our business, whatsoever in bricks and sticks. They are by far the market leader, everybody knows the brand DraftKings, they are the Coca-Cola, the Starbucks of this industry and they're going to be the one with all the people coming from all over the world to attack the sports betting and iGaming in America. They're going to be always one of the top players, most likely the top player. That's what I believe in - remember, I took all stock, there's a reason I took all stock because I want to be there and watch him and his team grow this, be on their board, help them, whatever I can, and be one of their largest shareholders, when this is what they get up and do every day. Remember, they've got a balance sheet with over $2 billion in cash, this is the best team from an analytic and understanding their customer, they have the best platform to grow, their marketing is better than anybody else's but, remember, think about what now happens for both companies, Tyler. They're getting our huge base of customers at our Golden Nuggets, our Golden Nugget online and the Houston Rockets, that they will be marketing to DraftKings and Golden Nugget online that will drive people in our businesses, besides taking our huge databases and driving them to DraftKings. This is a true partnership that there's nobody that I would rather be running the Golden Nugget online brand than this team here.

Rahel Solomon

Tilman, to that end, we hear you say it's really good for shareholders. How might this deal impact the experience of consumers? Might it make it a more pleasant gaming experience, what do you think?

Tilman Fertitta

It's going to, 100%, because, first off, we're really good at online gaming development, slots, everything. The DraftKings customer now will be able to go on and get the best of what they do, which is sports, and the best of what we do. But at the same time now, they're going to be able to use our hotels, all of our restaurants, all over the United States, that they're going to be able to give them perks and give them points to go to our restaurants and our hotels and our casinos. So he's going to have something that nobody else has: the huge Landry Select Club, the 24 Carat Base. Everybody’s buying all of these things for crazy numbers - he got this, okay.

Filings with the SEC

DraftKings Inc. (“DraftKings”) plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the transaction. The Form S-4 will contain an exchange offer prospectus and other documents. Golden Nugget Online Gaming, Inc. (“GNOG”) plans to mail the information statement/prospectus contained in the Form S-4 to its stockholders. The Form S-4 and information statement/prospectus will contain important information about DraftKings, GNOG, the merger and related matters. Investors and stockholders should read the information statement/prospectus and the other documents filed with the US SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger has been filed by GNOG as an exhibit to its Form 8-K dated August 9, 2021. The Form S-4, the information statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by DraftKings will be made available free of charge on DraftKings’ investor relations website at https://draftkings.gcs-web.com. Copies of documents filed with the SEC by GNOG will be made available free of charge on GNOG’s investor relations website at https://gnoginc.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Note Regarding Forward Looking Statements

Information set forth in this communication including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction (the “Transaction”) between DraftKings Inc. ("DraftKings") and Golden Nugget Online Gaming, Inc. (“GNOG”) may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of DraftKings and GNOG, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements include, without limitation, DraftKings’s and GNOG’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of the closing conditions to the Transaction and the timing of the completion of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DraftKings’ and GNOG’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against DraftKings and GNOG regarding the Transaction; (2) the inability to complete the Transaction, including due to failure to obtain approval of the stockholders of DraftKings or GNOG, approvals or other determinations from certain gaming regulatory authorities, or other conditions to closing the Transaction; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New DraftKings Class A Common Stock on NASDAQ following the Transaction; (5) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations, particularly with respect to gaming, gambling, sportsbooks, fantasy sports and other similar businesses; (9) the possibility that DraftKings, GNOG or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) market and supply chain disruptions due to the COVID-19 outbreak or other epidemics, pandemics or similar public health events; and (11) other risks and uncertainties indicated from time to time in the information statement/prospectus relating to the Transaction, including those under “Risk Factors” in DraftKings’ and GNOG’s filings with the SEC. DraftKings cautions that the foregoing list of factors is not exclusive. Draftkings cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Draftkings' filings with the SEC. Draftkings does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.